ORBITAL CORPORATION LIMITED ABN 32 009 344 058	4 WHIPPLE STREET BALCATTA WA 6021 AUSTRALIA TELEPHONE: +61 8 9441 2311 FACSIMILE: +61 8 9441 2133 http://www.orbitalcorp.com.au
FOR IMMEDIATE RELEASE: 25 FEBRUARY 2011	ASX Code: OEC
OTCBB Code: OBTMY

ORBITAL HALF YEAR RESULTS

PERTH, AUSTRALIA:  Orbital Corporation Limited today reports results for the half year ended 31 December 2010.

Key Features of the Half Year

“I am very pleased to report a significant, year over year, financial improvement” commented Managing Director and CEO, Terry Stinson. “Profitable growth is the team’s primary objective. Strategically the Orbital team have also made progress on a number of fronts and the outlook shows promise.”

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Net profit after tax of $29,000 - a $2.7 million improvement on the result for the same period last year.

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Synerject increased sales to US$57 million (+36%) and profit after tax to US$2.6 million (+203%)

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Positive operating cashflow (including Synerject dividend) - a $1.8 million improvement on the same period last year.

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Orbital’s markets were mixed with Consulting Services revenue decreasing by 9% and Royalties increasing by 6%.

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Orbital Autogas Systems (OAGS) developed additional aftermarket kits and continued preparation for the launch of the next generation LPG injection systems for the new model Ford E-Gas Falcon.

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Holden Special Vehicles (HSV) announced the introduction of the OAGS “Liquid” LPG system on its prestigious high performance vehicles.  This includes HSV’s top of the line model “Grange”.

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In February 2011 Orbital completed the sale of land and buildings in Perth for $8.65 million. Orbital will lease the facilities for 10 years, with 2 further 5 year options if required. The proceeds will be utilised to support the strategic growth plans of the company.

“Orbital’s joint venture, Synerject continues to grow, is profitable and generating cash. We project even more growth in the future. Planned product introductions and positive projections for the markets in which Synerject operate are all very encouraging” added Mr Stinson.

FINANCIAL OVERVIEW

			Dec 2010	Dec 2009
			$'000	$'000

Alternative Fuels		Revenue	2,717	2,912
		Contribution	(396)	(920)
Consulting Services		Revenue	4,202	4,526
		Contribution	36	(12)
Licences and Royalties		Revenue	463	432
		Contribution	273	242

Total		Revenue	7,382	7,870
		Contribution	(87)	(690)

Synerject	Dec 2010	Dec 2009
	US$'m	US$'m
Revenue (100%)	56.6	41.6

	equity accounted profit		1,466	314

Other income			564	409
Foreign exchange loss			(88)	(107)
Finance costs (net)			(248)	(289)
Research and development			(716)	(96)
Other expenses			(1,087)	(2,071)

Profit/(Loss) before tax			(196)	(2,530)
Taxation			225	(94)
Profit/(Loss) after tax			29	(2,624)

Detailed comments on Orbital’s four business streams are as follows:

Alternative Fuels

		Dec 2010	Dec 2009
		$'000	$'000

OAGS	Revenue	2,717	2,912
	Contribution	(396)	(920)

Orbital Autogas Systems (OAGS) has developed and supplies Liquid Petroleum Gas (LPG) systems to Ford Australia, Holden Special Vehicles (HSV) and to the aftermarket.  The aftermarket system is branded “Liquid” denoting liquid versus vapour injection and is considered latest ‘benchmark’ performance. In addition, OAGS supplies the previous generation “fumigator” or “vapouriser” LPG systems for aftermarket applications for earlier model vehicles. The new ADR 79/02 emission standards implemented in 2010 necessitates the utilisation of next generation systems such as “‘Liquid” LPG fuel injection systems for all new vehicles.

The next generation Ford E-Gas LPG system will be supplied by Orbital and Ford have announced their plan to release the new model later this year. HSV announced use of the OAGS system late last year for its performance vehicles and these new “Liquid” LPG injection models have been released for sale in Australia. The “Liquid“ LPG system offers seamless performance, equivalent to driving a petrol vehicle, whilst offering both significant operating cost savings and CO2 reduction of up to 13%. OAGS has developed and validated aftermarket “Liquid” kits for some 30 popular vehicle models, including both passenger car and light commercial vehicles.

The LPG aftermarket market has continued to contract and currently is at record low levels.  This is due primarily to the much lower gasoline fuel costs (typically $1.22/litre compared to over $1.50/litre in the previous crude oil price rise) and has also been impacted by reductions in Government rebates.  The change being experienced in the business is consistent with the 10 year historical cycle, a cyclical high when petrol prices rise and the lows when it falls. The traditional OE business, such as Ford, is more insulated to the changes in petrol prices and is driven by the petrol and LPG price differential.

OAGS revenue is approximately 7% lower than the same period last year due to Ford finishing production of the previous generation LPG systems at the end of September 2010.  The loss of sales is partially offset by increased aftermarket kit sales. Gross margins improved due to the stronger Australian dollar compared to the Euro and a 10% decease in overhead expenses resulted in a $524k reduction in loss for the half year compared to the same period last year.

During the period Orbital and Mitchell Corporation continued the development of Liquid Natural Gas (LNG) systems for line haul heavy duty truck engine applications. This is an engineering program at this stage and is discussed in more detail below.

Consulting Services

	Dec 2010	Dec 2009
	$'000	$'000

Revenue	4,202	4,526
Contribution	36	(12)

Orbital Consulting Services (OCS) revenue for the first half of $4.2 million was 7% lower than the previous corresponding period, however cost control and project efficiencies generated a break even segment result, similar to last year.

During the period, major programs for China and Australia were carried over from the 2nd half FY10.  Work programs sold, and commenced or undertaken in the period included further programs and program extensions from China, USA and Australia, along with programs using Orbital’s FlexDITM systems for heavy fuels (such as diesel and kerosene).

Orbital’s heavy duty engine testing facility, completed in 2009, has been in strong demand in this reporting period.  This facility, capable of testing and certifying heavy duty engines of up to 600 kW is unique in Australia.

OCS supports the Mitchell Corporation LNG engine management systems (EMS) development program. Part of Mitchell’s business is to move iron ore in Western Australia and using LNG as the primary fuel provides a significant saving in energy cost.  Several trucks have been converted and more are being converted as the project progresses.  Mitchell’s Managing Director, Ian Kent, confirmed that they are very pleased with the progress to date.  The natural gas substitution rates are on target and the journey times for the trucks have decreased.

“We are taking a conservative approach to this market. The key is to ensure customer satisfaction, and product reliability and durability.  With continued success, Orbital will expand this business within Australia and our progress with Mitchell’s is generating interest from other key transport and resource companies in Australia” commented Terry Stinson.

The Changan program, applying Orbital’s FlexDITM system to the Changan vehicle continues to meet targets and has led to extended engineering orders.  Success with Changan could lead to fresh opportunities in the automotive sector.  The results we have achieved on this program are “best in class”.

New opportunities were developed in the application of Orbital’s FlexDITM system for heavy fuels. A significant portion of work undertaken in this period was the development of heavy fuel EMS systems for Unmanned Aeronautical Vehicles (UAV’s). This niche application has the potential to lead to another recurring revenue stream.

At 31 December 2010, the order book stood at $3.5 million (30 June 2010: $3.4 million).

Intellectual Property

	Dec 2010	Dec 2009
	$'000	$'000

Revenue	463	432
Contribution	273	242

Orbital earns licensing and royalty from EMS utilising its FlexDITM systems and technology.  The royalty bearing products today are in the marine, recreational and scooter/motorcycle markets.

The marine and recreational markets, key markets for Orbital systems, remain subdued due to the continuation of the tough US economic conditions. Revenue increased by 7.2% continuing the improvement seen in the 2nd half of last financial year but the look-ahead in this market remains conservative.

Synerject

		Dec 2010	Dec 2009
		US$'000	US$'000

Synerject	Revenue	56,608	41,584
	Profit after tax	2,573	849
Operating cashflow, including capex		4,053	7,702

		A$’000	A$’000
Equity accounted contribution		1,466	314

Synerject, Orbital’s Joint Venture investment with Continental Corporation supplies Engine Management Systems (EMS) to the non automotive global market.

A continuing success story, Synerject achieved 36% sales growth, notwithstanding that many of Synerject’s markets are still challenged by the aftermath of the global financial crisis. Along with revenue growth, Synerject has improved efficiencies and improved EBIT margins.

The marine and recreational markets in North America continue to show signs of recovery over the last 12 months, however volumes remain close to historically low levels and slow growth at best can be expected in the 2nd half. Synerject achieved sales growth in this market compared to the same period last year primarily through additional EMS business acquired from Continental in May 2009.

Taiwan, with its motorcycle in-field conformity emission requirements, calling for the use of EMS, continues to be a strong and growing market for Synerject. In addition, Synerject has been successful in growing the recently launched snowmobile business in Europe and North America.

China, the world’s largest motorcycle market, introduced the Motorcycle Euro III emissions standards in 2010; however it will take a little while for the domestic manufacturers to apply EMS. Synerject with its facilities at Chongqing and Changchun is well positioned in China in anticipation of future growth in this important market. The Indian motorcycle market shows similar promise with their Bharat 4 emissions requirements anticipated to be introduced in the next two to three years.  Continental and Orbital have experience and infrastructure in India.

The equity accounted contribution to Orbital was $1.5 million compared to $0.3 million for the previous reporting period notwithstanding the stronger Australian dollar compared to the US dollar.

Synerject generated operating cash flow after capital expenditure of US$4.1 million compared to US$7.7 million in the corresponding prior period including the funding required to support increased working capital. At 31 December 2010 Synerject had a gearing ratio (net debt:equity) of only 6% (June 2009: 20%).

Orbital received a dividend of $0.7 million from Synerject (2009: $0.5 million).

Synerject is well positioned in all of their markets.  The North American and Taiwanese markets are stable and/or growing.  This provides an excellent foundation for expansion into new markets.

Other

In December 2010 Orbital entered into an agreement to sell and leaseback its engineering facilities and head office in Balcatta. The sale for $8.65 million, generating a profit of $4.4 million, was settled in February 2011 and will be reflected in the full year results. The lease is for an initial term of 10 years with two five year options. The sale proceeds will be invested strategically in cash generating assets, will provide a significant cash reserve and will strengthen the balance sheet.

Net cash used in operating activities (including the receipt of dividends from Synerject) for the half year improved by $1.8 million to $0.2 million reflecting the improved operating performance and in particular reduced expenses. During the half year Orbital repaid $1.5 million trade facility (2009: $0.6 million repayment.) At 31 December 2010 Orbital had cash of $2.0 million (June 2010: $3.6 million).

Research and development expenditure increased to $0.7 million (2009: $0.1 million). The increased investment related primarily to applications of Orbital’s FlexDITM system in conjunction with the Changan project in China.

During the half year management irrevocably waived their right to cash bonuses which were awarded and accrued in FY2010; resulting in a credit to the Income Statement of $0.4 million in this half year.

Other overhead expenses were managed closely and a range of savings were achieved including travel and accommodation, communication costs and insurance.

Outlook

Orbital anticipates that the 2nd half will provide a similar result to the 1st half, reinforcing previous guidance that Orbital targets a positive operating result for the full year.

The improvements experienced in the 1st half year will underpin an improving market place for Orbital’s and Synerject’s products.

OAGS’s revenue in the 2nd half will be adversely affected by the subdued aftermarket and the gap in production of Ford E-Gas vehicles, however it will see a significant increase in revenue next financial year when it experiences a full year of supply of the new LPG system for the Ford E-Gas Falcon.  The launch of the “Liquid” injection product on the HSV line of vehicles significantly enhances Orbital’s position in the market.

Synerject will not replicate, in the 2nd half, the revenue growth achieved year to date, primarily because the market recovery and new product launches commenced early in the 2nd half FY09. Synerject is also planning increased development expenditure on further new products and this will impact EBIT in the 2nd half. Synerject will however provide a solid 2nd half result, positive cashflow, pay increased dividends and the investment in new products will underpin growth in future years.

The OCS, Licences and Royalty business segments will continue to perform in line with the 1st half with possible growth aligned to the recovery of the markets in which we operate. The OCS business acts as an ‘incubator’ for EMS opportunities and recent developments in the UAV, heavy duty ethanol and transport (LNG) sectors may lead to niche system supply businesses in line with Orbital’s strategic goals in the alternative fuel market.

The Orbital Board is confident that the strategy to invest in specialist EMS, and particularly alternative fuel applications, is supported by the long term pressure on crude oil price and increasing recognition and interest in our technology and products. Orbital has a strong balance sheet to take up the growth opportunities as they arise.

 ENDS

CONTACTS	Mr. Terry Stinson Chief Executive Officer Mr. Keith Halliwell Chief Financial Officer Tel: +61 8 9441 2311	Email Info@orbitalcorp.com.au Website www.orbitalcorp.com.au

Forward Looking Statements

This release includes forward-looking statements that involve risks and uncertainties. These forward-looking statements are based upon management's expectations and beliefs concerning future events. Forward-looking statements are necessarily subject to risks, uncertainties and other factors, many of which are outside the control of the Company, that could cause actual results to differ materially from such statements. Actual results and events may differ significantly from those projected in the forward-looking statements as a result of a number of factors including, but not limited to, those detailed from time to time in the Company’s Form 20-F filings with the US Securities and Exchange Commission. Orbital makes no undertaking to subsequently update or revise the forward-looking statements made in this release to reflect events or circumstances after the date of this release.

About Orbital

Orbital is an international developer of engine and related technologies, providing research, design and development services for the world’s producers of powertrains and engine management systems for application in motorcycles, marine and recreational vehicles, automobiles and trucks. Orbital's principal operations in Perth, Western Australia, provide a world class facility with capabilities in design, manufacturing, development and testing of engines and powertrains. Orbital provides its customers with leading edge, world class, engineering expertise.  Headquartered in Perth, Western Australia, Orbital stock is traded on the Australian Stock Exchange (OEC) and the OTC Bulletin Board (OBTMY).